================================================================================
             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

-----------------
*As amended by Releases No34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No 34-15457A, dated February 25, 1979) and No34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT No. 4)*

                             KRUG INTERNATIONAL CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    501067102
                                -----------------
                                  CUSIP Number)

                                RONALD J.VANNUKI
                         100 WILSHIRE BLVD., 15TH FLOOR
                             SANTA MONICA, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 29, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                        (Continued on following page(s))

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                        PAGE  2  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA INVESTMENT PARTNERS, L.P.

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     WC

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [  ]


----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     CALIFORNIA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              74,475
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    74,475
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     74,475
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [  ]


----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.48 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     PN
----------- --------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

                                                        SCHEDULE 13D                        PAGE  3  OF  29  PAGES
CUSIP No. 501067102
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA CAPITAL MANAGEMENT, INC..

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     N/A

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [  ]


----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     CALIFORNIA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              74,475
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    74,475
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     74,475
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.48 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     CO
----------- --------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                        PAGE  4  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     RONALD J. VANNUKI

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     N/A

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]


----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              1,665,971
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    1,665,971
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,665,971
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     33.08 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     IN
----------- --------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                        PAGE  5  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA ADVISORS, INC.

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     N/A

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]


----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     CALIFORNIA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              0
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    114,520
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     114,520
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.27 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     CO
----------- --------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

                                                        SCHEDULE 13D                        PAGE  6  OF  29  PAGES
CUSIP No. 501067102
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     KAREN B. BRENNER

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS* PF (with respect to shares over which Ms. Brenner has sole power);
                             N/A (with respect to all other shares in which Ms. Brenner has a beneficial interest.)
----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]


----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER                     SOLE VOTING POWER
OF SHARES         7.                8,620
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              1,591,496
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    8,620
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    1,527,244
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,714,636
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     34.05 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     IN
----------- --------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                        PAGE  7  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     CAREVEST CAPITAL, LLC

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     WC

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]


----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     GEORGIA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              62,800
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    62,800
----------- --------------------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     62,800
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.25 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     OO
----------- --------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                        PAGE  8  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     ROBERT M. THORNTON, JR.

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     PF  (with respect to shares over which Mr. Thornton, Jr. has sole voting and dispositive power);
                     N/A  (with respect to all other shares in which Mr. Thornton, Jr. has a beneficial interest.)
----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]



----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           5,200
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
----------------- -------- -----------------------------------------------------------------------------------------------------

                  8.       SHARED VOTING POWER
                                    62,800
----------------- -------- -----------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER
                                    5,200
----------------- -------- -----------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER
                                    62,800
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     68,000
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.35 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     IN
----------- --------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                       PAGE  9  OF  27  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA ACQUISITION PARTNERS, L.P.

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     WC

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [  ]



----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     CALIFORNIA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              1,591,496
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    1,527,244
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,591,496
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.61 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     PN
----------- --------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                       PAGE  10  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FC PARTNERS, L.P.

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     N/A

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [  ]



----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     CALIFORNIA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              1,591,496
WITH              -------- -----------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER
                                    1,527,244
----------- --------------------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,591,496
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.61 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     PN
----------- --------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                       PAGE  11  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA ACQUISITION CORP.

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     N/A

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              1,591,496
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    1,527,244
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,591,496
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.61 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     CO
----------- --------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                       PAGE  12  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     STROME - SUSSKIND HEDGECAP FUND, L.P.

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     WC

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [  ]



----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              0
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    48,189
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     48,189
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.96 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     PN
----------- --------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                       PAGE  13  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                     STROME HEDGECAP, LIMITED

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     WC

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [  ]



----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     CAYMAN ISLANDS
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              0
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    16,063
----------- --------------------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     16,063
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.32 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     CO
----------- --------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                       PAGE  14  OF  29 PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     N/A

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [  ]



----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              0
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    64,252
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     64,252
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.28 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     PN
----------- --------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                       PAGE  15  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     SSCO, INC.

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     N/A

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [  ]



----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              0
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                  10.               64,252
---------- ---------------------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     64,252
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.28 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     CO
----------- --------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                       PAGE  16  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     MARK E. STROME

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     N/A

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [  ]



----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              0
WITH              -------- -----------------------------------------------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                                    0
                  -------- -----------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    64,252
----------------- -------- -----------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     64,252
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]



----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.28 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     IN
----------- --------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------ ---------------------------------------- ----------------------------------------

CUSIP No. 501067102                                     SCHEDULE 13D                       PAGE  17  OF  29  PAGES
          ---------
------------------------------------------ ---------------------------------------- ----------------------------------------

1.          NAME OF REPORTING PERSON

            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     CHARLES LINN HASLAM

----------- --------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                      (a) [X]
                                                                                                                      (b) [ ]

----------- --------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*
                     PF

----------- --------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [  ]



----------- --------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
----------- --------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           300
BENEFICIALLY      -------- -----------------------------------------------------------------------------------------------------
OWNED BY EACH
REPORTING         8.       SHARED VOTING POWER
PERSON                              0
WITH              -------- -----------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER
                                    300
                  -------- -----------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER
                                    0
----------- --------------------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     300
----------- --------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [  ]

                     N/A

----------- --------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0 %
----------- --------------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14.
                     OO
----------- --------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 18 OF 29 PAGES
  -------------------                                        -------------------





Item 1.  Security and Issuer.

         This filing relates to the Common Stock, without par value (the "Stock"), of KRUG International Corp. (the "Company"). The Stock trades on the American Stock Exchange. The Company's principal executive offices are located at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georiga 30339; the Company's telephone number at that location is (770) 933-7000. The number of issued and outstanding shares of Stock as of August 13, 1998, as set forth in the Company's Quarterly Report on Form 1O-Q for the period ended June 30, 1998, is 5,035,430.

Item 2.  Identity and Background.

         (a) This statement is filed by (i) Fortuna Investment Partners, L.P., a California limited partnership ("Fortuna Investment Partners") with respect to shares of Stock held or beneficially owned by the partnership; (ii) Fortuna Capital Management, Inc. ("Fortuna Capital Management") as general partner and discretionary investment adviser of Fortuna Investment Partners; (iii) Ronald J. Vannuki as sole shareholder and president of Fortuna Capital Management; (iv) Fortuna Advisors, Inc. ("Fortuna Advisors") as discretionary investment adviser with respect to shares of Stock held or beneficially owned by its advisory clients; (v) Karen B. Brenner with respect to shares of Stock held or beneficially owned by her and as sole shareholder and president of Fortuna Advisors; (vi) CareVest Capital, LLC ("CareVest") with respect to shares of Stock held or beneficially owned by CareVest; (vii) Robert M. Thornton, Jr. with respect to shares of Stock held or beneficially owned by him and as controlling member of CareVest; (viii) Fortuna Acquisition Partners, L.P. ("Fortuna Acquisition Partners") with respect to shares of Stock held or beneficially owned by the partnership; (ix) FC Partners, L.P. ("FC Partners") as general partner of Fortuna Acquisition Partners; (x) Fortuna Acquisition Corp. as general partner of FC Partners; (xi) Strome-Susskind HedgeCap Fund, L.P. ("SS HedgeCap") with respect to shares of Stock held or beneficially owned by the partnership, (xii) Strome HedgeCap, Limited ("HedgeCap Ltd.") with respect to shares of Stock held or beneficially owned by the corporation; (xiii) Strome Susskind Investment Management, L.P. ("SSIM") as general partner and discretionary investment adviser of SS HedgeCap, and as discretionary investment adviser of HedgeCap Ltd.; (xiv) SSCO, Inc. as general partner of SSIM; and (xv) Mark E. Strome as a Settlor and Trustee of The Mark E. Strome Living Trust, dated 1/15/97, the controlling shareholder of SSCO, Inc., and (xvi) Charles Linn Haslam with respect to shares of Stock held or beneficially owned by him, to amend the holdings previously reported by such persons due to recent transactions. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons." or the "Group".)

         Richard Fechtor is no longer a member of the Group.

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 19 OF 29 PAGES
  -------------------                                        -------------------

         (b) The principal business address of (i) Fortuna Investment Partners;
(ii) Fortuna Capital Management; (iii) Ronald J. Vannuki; (iv) Fortuna Acquisition Partners; (v) FC Partners; (vi) Fortuna Acquisition Corp.; (vii) SS HedgeCap; (viii) SSIM; (ix) SSCO, Inc.; and (x) Mark E. Strome is 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401. The principal business address of HedgeCap Ltd. is c/o Fund Services (Cayman Islands) Ltd., Grand Cayman, Cayman Islands. The principal business address of (i) Fortuna Advisors and (ii) Karen B. Brenner is 1300 Bristol Street North, Suite 100, Newport Beach, California 92660. The principal business address of (i) CareVest and (ii) Robert M. Thornton, Jr. is 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339. The principal address of Charles Linn Haslam is 4620 Sedgwick Street, N.W., Washington, D.C. 20016.

         (c) The business of (i) Fortuna Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) Fortuna Capital Management is the general partner of Fortuna Investment Partners; and (iii) Ronald J. Vannuki is the president of Fortuna Capital Management and a registered representative with Strome Susskind Securities, L.P., a securities brokerage firm. Mr. Vannuki also serves as a consultant to and a director of KRUG.

         The business of (i) Fortuna Advisors is the provision of discretionary investment management services to clients and (ii) Karen B. Brenner is president of Fortuna Advisors. Ms. Brenner also serves as a consultant to and a director of KRUG.

         The business of (i) CareVest is that of a private investment company engaging in the purchase and sale of securities for investment for its own account and to provide management services, and (ii) Robert M. Thornton, Jr. is the president and CEO of CareVest. Mr. Thornton, Jr. also serves as president and as a director of KRUG.

         The business of (i) Fortuna Acquisition Partners is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) FC Partners is the general partner of Fortuna Acquisition Partners; (iii) Fortuna Acquisition Corp. is the general partner of FC Partners.

         The business of (i) SS HedgeCap is that of a private investment partnership concentrating upon countercyclical and non-conventional investments;
(ii) HedgeCap, Ltd. is the provision of countercyclical and non-conventional investments to offshore, non-United States, entities and investors; (iii) SSIM is the provision of discretionary investment management services to institutional clients; (iv) SSCO, Inc. is to serve as the general partner of SSIM; and (v) Mark E. Strome is the provision of discretionary investment management services through SSIM.

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 20 OF 29 PAGES
  -------------------                                        -------------------

         The business of Charles Linn Haslam is to serve as Director, Chairman and Chief Executive Officer of KRUG.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) (i) Fortuna Investment Partners is a California limited partnership; (ii) Fortuna Capital Management is a California corporation; (iii) Ronald J. Vannuki is a United States citizen; (iv) Fortuna Advisors is a California corporation; (v) Karen B. Brenner is a United States citizen; (vi) CareVest is a Georgia limited liability company; (vii) Robert M. Thornton, Jr. is a United States citizen; (viii) Fortuna Acquisition Partners is a California limited partnership; (ix) FC Partners is a California limited partnership; (x) Fortuna Acquisition Corp. is a Delaware corporation; (xi) SS HedgeCap is a Delaware limited partnership; (xii) HedgeCap Ltd. is a Cayman Islands Corporation; (xiii) SSIM is a Delaware limited partnership; (xiv) SSCO is a Delaware corporation; (xvi) Mark E. Strome is a United States citizen, and
(xvii) Charles Linn Haslam is a United States citizen.

Item 3.  Source and Amount of Funds and Other Consideration

         The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Investment Partners is $12,660.75. The source of funds for this consideration was working capital.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Fortuna Advisors is $430,194. The source of funds for this consideration was client's personal funds.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Karen B. Brenner is $21,207 (exclusive of the shares she beneficially owns through Fortuna Advisors). The source of funds for this consideration was personal funds.

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 21 OF 29 PAGES
  -------------------                                        -------------------

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by CareVest is $163,350. The source of funds for this consideration was working capital.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Robert M. Thornton, Jr., is $21,340 (exclusive the shares he beneficially owns through CareVest). The source of funds for this consideration was personal funds.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Fortuna Acquisition Partners is $8,898,040 (exclusive of the shares owned beneficially through SS HedgeCap and HedgeCap Ltd.). The source of funds for this consideration was working capital.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by SS HedgeCap is $0. The source of funds for this consideration was working capital.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by HedgeCap Ltd. is $0.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Charles Linn Haslam is $1,350.

Item 4.  Purpose of the Transaction

         The purpose of the acquisition of the shares by the Group is to participate in the active management of the Company and to gain representation on the Company's Board of Directors. Each member of the Group may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by it at any time.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, each member of the Group has the following interest in the securities of the Issuer:

                  (i) Fortuna Investment Partners beneficially owns 74,475 shares of Stock which includes 74,475 warrants to purchase shares of Stock. Fortuna Investment Partners is the beneficial owner of 1.48% of the Stock.

                  (ii) Fortuna Capital Management, as general partner and discretionary investment adviser to Fortuna Investment Partners, beneficially owns

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 22 OF 29 PAGES
  -------------------                                        -------------------



74,475 shares of Stock, which includes 74,475 warrants to purchase shares of Stock. Fortuna Capital Management is.the beneficial owner of 1.48% of the Stock.

                  (iii) Ronald J. Vannuki, as sole shareholder and president of Fortuna Capital Management, beneficially owns 74,475 shares of Stock, which includes 74,475 warrants to purchase shares of Stock, and as an executive officer of Fortuna Acquisition Corp., the ultimate General Partner of Fortuna Acquisition Partners, beneficially owns 1,591,496 shares of stock, which includes 296,722 warrants. Mr. Vannuki is the beneficial owner of 33.08% of the Stock.

                  (iv) Fortuna Advisors, as discretionary investment adviser to clients whose accounts hold the Stock, beneficially owns 114,520 shares of Stock, which includes 7,670 warrants to purchase shares of Stock. Fortuna Advisors is the beneficial owner of 2.27% of the Stock.

                  (v) Karen B. Brenner, as sole shareholder of Fortuna Advisors and as a direct owner of shares of Stock, beneficially owns 123,140 shares of Stock, which includes 7,890 warrants to purchase shares of Stock, and as an executive officer of Fortuna Acquisition Corp., the ultimate General Partner of Fortuna Acquisition Partners, beneficially owns 1,591,496 shares of stock, which includes 296,722 warrants. On April 3, 1997, Ms. Brenner obtained sole voting and dispositive power over 3,000 shares as to which she previously shared such powers. Ms. Brenner is the beneficial owner of 34.05% of the Stock.

                  (vi) CareVest beneficially owns 62,800 shares of Stock, which includes 23,000 warrants to purchase shares of Stock. CareVest is the beneficial owner of 1.25% of the Stock.

                  (vii) Robert M. Thornton, Jr., as controlling member of CareVest and as a direct owner of shares of Stock, beneficially owns 68,000 shares of Stock, which includes 23,000 warrants to purchase shares of Stock. Mr. Thornton, Jr. is the beneficial owner of 1.34% of the Stock.

                  (viii) Fortuna Acquisition Partners beneficially owns 1,591,496 shares of Stock, which includes 48,189 shares beneficially owned by SS HedgeCap and 16,063 shares beneficially owned by HedgeCap Ltd. by virtue of a Proxy Agreement which establishes an irrevocable proxy in favor of Fortuna Acquisition Corp., subject to certain conditions. This beneficial ownership also includes 296,722 warrants to purchase Stock by FAP, which includes 48,189 warrants held by SS HedgeCap and 16,063 warrants held by HedgeCap Ltd. by virtue of the above-referenced Proxy Agreement. Fortuna Acquisition Partners is the beneficial owner of 31.61% of the Stock.

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 23 OF 29 PAGES
  -------------------                                        -------------------



                  (ix) FC Partners, as general partner of Fortuna Acquisition Partners, beneficially owns 1,591,496 shares of Stock, which includes 296,722 warrants to purchase shares of Stock. FC Partners is the beneficial owner of 31.61% of the Stock.

                  (x) Fortuna Acquisition Corp., as general partner of FC Partners, beneficially owns 1,591,496 shares of Stock, which includes 296,722 warrants to purchase shares of Stock. Fortuna Acquisition Corp is the beneficial owner of 31.61% of the Stock.

                  (xi) SS HedgeCap beneficially owns 48,189 shares of Stock, which includes 48,189 warrants to purchase shares of Stock. SS HedgeCap is the beneficial owner of 0.96% of the Stock.

                  (xiii) HedgeCap Ltd. beneficially owns 16,063 shares of the Stock, which includes 16,063 warrants to purchase shares of the Stock. HedgeCap Ltd. is the beneficial owner of 0.32% of the Stock.

                  (xiv) SSIM, (y) as discretionary investment adviser to and general partner of SS HedgeCap and (z) discretionary investment adviser to HedgeCap Ltd., beneficially owns 64,252 shares of Stock, which includes 64,252 warrants to purchase shares of Stock. SSIM is the beneficial owner of 1.28% of the Stock.

                  (xv) SSCO, Inc., as general partner of SSIM, beneficially owns 64,252 shares of the Stock, which includes 64,252 warrants to purchase shares of Stock. SSCO, Inc. is the beneficial owner of 1.28% of the Stock.

                  (xvi)    Mark E. Strome, as a Settlor and Trustee of The Mark
E. Strome Living Trust dated 1/15/97, which trust is the controlling shareholder of SSCO, Inc., beneficially owns 64,252 shares of the Stock, which includes 64,252 warrants to purchase shares of Stock. Mr. Strome is the beneficial owner of 1.28% of the Stock.

                  (xvii) Charles Linn Haslam beneficially owns 300 shares (0.00%) of Stock

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 24 OF 29 PAGES
  -------------------                                        -------------------


         The Group in the aggregate may be deemed to own an aggregate of 36.9% of the Stock.

                    (b)

                                                                ===============================================================
                                                                        Power to Vote                 Power to Dispose
                        =======================================================================================================
                           No. of Shares
                           Beneficially         Percentage
                           Owned (# 11)       of Class (# 13)     Sole (# 7)     Shared (# 8)    Sole (# 9)     Shared(# 10)
-------------------------------------------------------------------------------------------------------------------------------
   Fortuna
   Investment                 74,475               1.48%               0            74,475            0            74,475
   Partners
-------------------------------------------------------------------------------------------------------------------------------
   Fortuna  Capital
   Management                 74,475               1.48%               0            74,475            0            74,475
-------------------------------------------------------------------------------------------------------------------------------
   Ronald J.
   Vannuki                 1,665,971              33.08%               0         1,665,971            0         1,665,971
-------------------------------------------------------------------------------------------------------------------------------
   Fortuna
   Advisors                  114,520               2.27%               0                 0            0           114,520
-------------------------------------------------------------------------------------------------------------------------------
   Karen B.
   Brenner                 1,714,636              34.05%           8,620         1,591,496        8,620         1,527,244
-------------------------------------------------------------------------------------------------------------------------------
   CareVest
   Captial LLC                62,800               1.25%               0            62,800            0            62,800
-------------------------------------------------------------------------------------------------------------------------------
   Robert M.
   Thornton, Jr.              68,000               1.35%           5,200            62,800        5,200            62,800
-------------------------------------------------------------------------------------------------------------------------------
   Fortuna
   Acquisition             1,591,496              31.61%               0         1,591,496            0         1,527,244
   Partners
-------------------------------------------------------------------------------------------------------------------------------
   FC Partners             1,591,496              31.61%               0         1,591,496            0         1,527,244
-------------------------------------------------------------------------------------------------------------------------------
   Fortuna
   Acquisition             1,591,496              31.61%               0         1,591,496            0         1,527,244
   Corp.
-------------------------------------------------------------------------------------------------------------------------------
   SS HedgeCap                48,189               0.96%               0                 0            0            48,189
-------------------------------------------------------------------------------------------------------------------------------
   HedgeCap Ltd.              16,063               0.32%               0                 0            0            16,063
-------------------------------------------------------------------------------------------------------------------------------
   SSIM                       64,252               1.28%               0                 0            0            64,252
-------------------------------------------------------------------------------------------------------------------------------
   SSCO, Inc.                 64,252               1.28%               0                 0            0            64,252
-------------------------------------------------------------------------------------------------------------------------------
   Mark E. Strome             64,252               1.28%               0                 0            0            64,252
-------------------------------------------------------------------------------------------------------------------------------
   Charles Linn Haslam           300               0.00%             300                 0          300                 0
===============================================================================================================================

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 25 OF 29 PAGES
  -------------------                                        -------------------




         (c) The trading dates, number of shares purchased or sold and price per share for all transactions by the Reporting Persons since March 6, 1997 are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the American Stock Exchange or, in the case of Mssrs. Haslam and Thornton, were acquired pursuant to the KRUG Employee Stock Purchase Plan. No other transactions were effected by the Reporting Persons during such period.

         (d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Stock.

         (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Fortuna Acquisition Partners, FC Partners, Fortuna Acquisition Corp., SS HedgeCap, HedgeCap Ltd., SSIM, SSCO, Inc., and Mark E. Strome have entered into a Proxy Agreement, essentially in the form of Exhibit 1 previously filed, which appointed Fortuna Acquisition Corp., the general partner of the general partner of Fortuna Acquisition Partners, as irrevocable Proxy for the shares of Stock owned by SS HedgeCap and HedgeCap Ltd., subject to certain conditions therein set forth. The agreement also provides for the payment to Fortuna Acquisition Corp. of a finder's fee equal to 10% of all gains, if any, realized by the other two parties that are attributable to the Stock and warrants.

Item 7   Matter to be Filed as Exhibits

         No new exhibits. Exhibits previously filed by the Reporting Persons are incorporated herein by this reference.

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 26 OF 29 PAGES
  -------------------                                        -------------------



SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:            September 3, 1998

FORTUNA INVESTMENT PARTNERS, L.P.

By:      Fortuna Capital Management, Inc.
         its General Partner


         By:        /s/ Ronald J. Vannuki
                  ------------------------------
                  Ronald J. Vannuki, President


FORTUNA CAPITAL MANAGEMENT, INC.


         By:        /s/ Ronald J. Vannuki
                  ------------------------------
                  Ronald J. Vannuki, President


  /s/ Ronald J. Vannuki
---------------------------
Ronald J. Vannukil
Individual


FORTUNA ADVISORS, INC.


         By:        /s/ Karen B. Brenner
                  ------------------------------
                  Karen B. Brenner, President


  /s/ Karen B. Brenner
--------------------------
Karen B. Brenner
Individual

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 27 OF 29 PAGES
  -------------------                                        -------------------




CAREVEST CAPITAL, LLC


         By:  /s/ Robert M. Thornton, Jr.
                  ------------------------------
                  Robert M. Thornton, Jr., Manager


  /s/ Robert M. Thornton, Jr.
------------------------------------
Robert M. Thornton, Jr.
Individual

FORTUNA ACQUISITION PARTNERS, L.P.

By:      FC Partners, L.P.
         its General Partner

         By:      Fortuna Acquisition Corp.
                  its General Partner

                  By:       /s/ Ronald J. Vannuki
                           --------------------------------
                           Ronald J. Vannuki, Chairman and
                           Chief Executive Officer


FC PARTNERS, L.P.

By:      Fortuna Acquisition Corp.
         its General Parnter


         By:        /s/ Ronald J. Vannuki
                  ---------------------------------
                  Ronald J. Vannuki, Chairman and
                  Chief Executive Officer


FORTUNA ACQUISITION CORP.


         By:        /s/ Ronald J. Vannuki
                  ---------------------------------
                  Ronald J. Vannuki, Chairman and
                  Chief Executive Officer

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 28 OF 29 PAGES
  -------------------                                        -------------------



STROME-SUSSKIND HEDGECAP FUND, L.P.

By:      Strome Susskind Investment
         Management, L.P.
         its General Partner

         By:      SSCO, Inc.
                  its General Partner


                  By:        /s/ Jeffrey Lambert
                           ---------------------------------
                           Jeffrey Lambert, Chief Financial
                           Officer



STROME HEDGECAP, LTD.

By:      Strome Susskind Investment
         Management, L.P.,
         its Investment Manager

         By:      SSCO, Inc.
                  ----------------------
                  its General Partner


                  By:        /s/ Jeffrey Lambert
                           ---------------------------------
                           Jeffrey Lambert, Chief Financial
                           Officer



STROME SUSSKIND INVESTMENT
MANAGEMENT, L.P.

By:      SSCO, Inc.
         its General Partner


         By:        /s/ Jeffrey Lambert
                  ------------------------------------
                  Jeffrey Lambert, Chief Financial
                  Officer

                                  SCHEDULE 13D
  -------------------                                        -------------------
  CUSIP NO. 501067102                                        PAGE 29 OF 29 PAGES
  -------------------                                        -------------------



SSCO, INC.


         By:        /s/ Jeffrey Lambert
                  -------------------------------------
                  Jeffrey Lambert, Chief Financial
                  Officer



  /s/ Jeffrey Lambert
-------------------------------------------------
Mark E. Strome     by: Jeffrey Lambert
Individual             Attorney-in-fact



  /s/ Charles Linn Haslam
--------------------------------------
Charles Linn Haslam
Individual

                  SCHEDULE A

TRANSACTIONS SINCE MARCH 6, 1997


                                                                                      BROKER EFFECTING
           PARTY               TRADE DATE    BOUGHT (SOLD)     NET AMOUNT   PER SHARE    TRANSACTION
           -----               ----------    -------------     ----------   ---------    -----------

Fortuna Investment Partners      04/24/97      (20,000)       $  92,096.91   $   4.60   Bear Stearns
Fortuna Investment Partners      04/25/97       (5,000)          23,549.20       4.71   Bear Stearns
Fortuna Investment Partners      05/07/97       (7,000)          33,773.86       4.82   Bear Stearns
Fortuna Investment Partners      06/12/97       (2,000)          11,629.60       5.81   Bear Stearns
Fortuna Investment Partners      07/23/97       (5,000)          27,874.06       5.57   Bear Stearns
Fortuna Investment Partners      08/06/97       (3,000)          15,599.47       5.20   Bear Stearns
                                               -------         -----------
                                               (42,000)        $204,523.10
                                               =======         ===========

             SCHEDULE A

TRANSACTIONS SINCE MARCH 6, 1997


                                                                                     BROKER EFFECTING
      PARTY          TRADE DATE      BOUGHT (SOLD)       NET AMOUNT      PER SHARE     TRANSACTION
      -----          ----------      -------------       ----------      ---------     -----------

Fortuna Advisors      12/01/97          (4,000)           $12,410.00     $   3.10     Bear Stearns
Fortuna Advisors      02/09/98          (3,500)            17,746.79         5.07     Bear Stearns
Fortuna Advisors      04/23/98            (300)             1,885.03         6.28     Bear Stearns
                                        ------            ---------
                                        (7,800)           $32,041.82
                                        ======            ==========



             SCHEDULE A

TRANSACTIONS SINCE MARCH 6, 1997


                                                                                                     BROKER EFFECTING
     PARTY                     TRADE DATE         BOUGHT (SOLD)           NET AMOUNT      PER SHARE    TRANSACTION
     -----                     ----------         -------------           ----------      ---------    -----------

Robert M. Thornton, Jr          01/29/98              200                  $(850.00)      $   4.25        N/A
                                                                                                      (pursuant to
                                                                                                      Employee Stock
                                                                                                      Purchase Plan)

                 SCHEDULE A

TRANSACTIONS SINCE MARCH 6, 1997

                                                                                                   BROKER EFFECTING
            PARTY                   TRADE DATE     BOUGHT (SOLD)         NET AMOUNT    PER SHARE     TRANSACTION
            -----                   ----------     -------------         ----------    ---------     -----------

Strome-Susskind Hedgecap Fund        05/21/97          (2,000)            11,544.61      $ 5.77     Bear Stearns
Strome-Susskind Hedgecap Fund        05/27/97          (2,000)            11,169.62        5.58     Bear Stearns
Strome-Susskind Hedgecap Fund        05/29/97         (41,400)           220,447.58        5.32     Bear Stearns
Strome-Susskind Hedgecap Fund        06/12/97          (2,200)            13,089.56        5.95     Bear Stearns
Strome-Susskind Hedgecap Fund        06/25/97         (20,000)           112,496.25        5.62     Bear Stearns
Strome-Susskind Hedgecap Fund        08/14/97         (43,020)           250,583.07        5.82     Bear Stearns
Strome-Susskind Hedgecap Fund        09/02/97             220             (1,210.00)       5.50     Bear Stearns
Strome-Susskind Hedgecap Fund        10/28/97         (16,200)            96,548.76        5.96     Bear Stearns
Strome-Susskind Hedgecap Fund        10/29/97            (450)             2,641.91        5.87     Bear Stearns
Strome-Susskind Hedgecap Fund        11/03/97          (6,575)            40,270.53        6.12     Bear Stearns
Strome-Susskind Hedgecap Fund        11/03/97          (4,250)            26,922.84        6.33     Bear Stearns
Strome-Susskind Hedgecap Fund        11/04/97          (4,250)            29,579.00        6.96     Bear Stearns
Strome-Susskind Hedgecap Fund        11/05/97          (4,250)            29,579.00        6.96     Bear Stearns
Strome-Susskind Hedgecap Fund        11/06//97           (850)             6,022.04        7.08     Bear Stearns
Strome-Susskind Hedgecap Fund        11/14/97         (13,175)            94,158.56        7.15     Bear Stearns
Strome-Susskind Hedgecap Fund        11/18/97         (12,750)            88,737.02        6.96     Bear Stearns
Strome-Susskind Hedgecap Fund        01/07/98           1,750            (10,570.00)       6.04     Bear Stearns
Strome-Susskind Hedgecap Fund        02/26/98         (21,250)           113,152.44        5.32     Bear Stearns
Strome-Susskind Hedgecap Fund        03/18/98         (52,750)           280,894.29        5.33     Bear Stearns
                                                    ---------         ------------
                                                     (247,370)         1,427,837.08                SOLD - PROCEEDS
                                                    =========         ============
                                                       1,970             (11,780.00)                BOUGHT -PAID
                                                    =========         ============

              SCHEDULE A

TRANSACTIONS SINCE MARCH 6, 1997


                                                                                       BROKER EFFECTING
       PARTY              TRADE DATE    BOUGHT (SOLD)         NET AMOUNT    PER SHARE    TRANSACTION
       -----              ----------    -------------         ----------    ---------    -----------
Strome Hedgecap Ltd        06/25/97         20,000           (112,500.00)     $5.63      Bear Stearns
Strome Hedgecap Ltd        08/14/97         (4,780)            27,842.56       5.82      Bear Stearns
Strome Hedgecap Ltd        09/02/97           (220)             1,209.95       5.50      Bear Stearns
Strome Hedgecap Ltd        10/28/97         (1,800)            10,727.64       5.96      Bear Stearns
Strome Hedgecap Ltd        10/29/97            (50)               297.99       5.96      Bear Stearns
Strome Hedgecap Ltd        11/03/97          6,575            (40,271.88)      6.13      Bear Stearns
Strome Hedgecap Ltd        11/03/97           (750)             4,751.09       6.33      Bear Stearns
Strome Hedgecap Ltd        11/04/97           (750)             5,219.82       6.96      Bear Stearns
Strome Hedgecap Ltd        11/05/97           (750)             5,219.82       6.96      Bear Stearns
Strome Hedgecap Ltd        11/06/97           (150)             1,062.71       7.08      Bear Stearns
Strome Hedgecap Ltd        11/14/97         (2,325)            16,616.22       7.15      Bear Stearns
Strome Hedgecap Ltd        11/18/97         (2,250)            15,659.47       6.96      Bear Stearns
Strome Hedgecap Ltd        01/07/98            750             (4,530.00)      6.04      Bear Stearns
Strome Hedgecap Ltd        02/26/98         (3,750)            19,968.07       5.32      Bear Stearns
Strome Hedgecap Ltd        03/18/98         (9,750)            51,917.00       5.32      Bear Stearns
                                        ----------            ----------
                                         27,325.00           (157,301.88)                 BOUGHT-PAID
                                        ==========            ==========
                                        (27,325.00)           160,492.34                SOLD - PROCEEDS
                                        ==========            ==========

             SCHEDULE A

TRANSACTIONS SINCE MARCH 6, 1997


                                                                                  BROKER EFFECTING
       PARTY            TRADE DATE    BOUGHT (SOLD)     NET AMOUNT    PER SHARE      TRANSACTION
       -----            ----------    -------------     ----------    ---------      -----------

Charles Linn Haslam      01/29/98          300          $(1,350.00)     $4.50            N/A
                                                                                     (pursuant to
                                                                                    Employee Stock
                                                                                    Purchase Plan)